UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: January 31, 2013

For immediate release

January 31, 2013

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586

Revision of Forecast for Performance

Based on the recent trends of business performances, the forecast consolidated business results for the year ending March 31, 2013, which were announced on October 31, 2012, were revised as stated below.

1. Revised Forecast for Consolidated Performance for the year ending March 31, 2013 (from April 1, 2012 to March 31, 2013)

	Yen (millions)				Yen
	Net sales	Operating income	Income before income taxes	Net income attributable to Makita Corporation	Earning per share (Basic) Net income attributable to Makita Corporation common shareholders
Outlook announced previously (A)	288,000	41,500	40,200	27,400	201.84
Revised forecast (B)	303,000	44,600	44,700	30,900	227.63
Change (B-A)	15,000	3,100	4,500	3,500	—
Percentage revision	5.2%	7.5%	11.2%	12.8%	—
Actual results for the previous year ended March 31, 2012	295,711	48,516	46,963	32,497	236.78

2. Reasons for Revision of Forecast

The consolidated financial forecasts for the year ending March 31, 2013 have been revised, because consolidated financial results for the first nine-month period of the fiscal 2013 (April 1, 2012 to March 31, 2013) exceeded the initial forecasts besides the yen has been weaker against the euro and the U.S. dollar, though business conditions continue to be tough in the fourth quarter.

The above forecast is based on the assumption of exchange rates of 86 yen to the U.S. dollar and 115 yen to the euro for the three months period ending March 31, 2013.

The above forecast is based on the assumption of exchange rates of 81 yen to the U.S. dollar and 105 yen to the euro for the year ending March 31, 2013.

(Reference): Our previous exchange rates that we announced on October 31, 2012 were 78 yen to the U.S. dollar and 99 yen to the euro for the year ending March 31, 2013.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors.

Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

1
English Translation of press release originally issued in Japanese